PARTNERS CHRISTOPHER W. BETTS WILL H. CAI ^ GEOFFREY CHAN * ANDREW L. FOSTER * CHI T. STEVE KWOK * EDWARD H.P. LAM ♦* HAIPING LI * RORY MCALPINE ♦ CLIVE W. ROUGH ♦ JONATHAN B. STONE *	SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING
^ (ALSO ADMITTED IN CALIFORNIA) ♦ (ALSO ADMITTED IN ENGLAND & WALES) * (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYERS Z. JULIE GAO (CALIFORNIA) BRADLEY A. KLEIN (ILLINOIS)		BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

July 27, 2018

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          360 Finance, Inc.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, 360 Finance, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s class A ordinary shares, par value US$0.00001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”).  The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Draft Registration Statement

Securities and Exchange Commission

July 27, 2018

Financial Statements

The Company respectfully advises the Commission that it has included in the Draft Registration Statement (i) the audited balance sheet of the Company as of April 27, 2018 to reflect the initial capitalization of the Company, and (ii) the audited combined financial statements as of December 31, 2016 and 2017 and for the period from July 25, 2016 (the “inception date”) to December 31, 2016 and the year ended December 31, 2017 for Shanghai Qiyu Information Technology Co., Ltd. and Fuzhou 360 Online Microcredit Co., Ltd. (“Shanghai Qiyu” and “Fuzhou Microcredit”, respectively). The Company is in the process of a series of reorganization transactions, pursuant to which it will obtain control over Shanghai Qiyu and Fuzhou Microcredit.

The Company intends to include in its subsequent draft registration statements the unaudited consolidated financial statement for the six months ended June 30, 2018 and audited consolidated financial statements as of December 31, 2016 and 2017 and for the period from the inception date to December 31, 2016 and the year ended December 31, 2017 for the Company, which will present the results of operations of the Company and its consolidated subsidiaries and affiliated entities, including Shanghai Qiyu and Fuzhou Microcredit, as if the reorganization transaction had occurred at the earliest date presented on the basis that all entities consolidated are under common control of Mr. Hongyi Zhou, the chairman of the board of directors and a principal beneficial owner of the Company.

Revenue Recognition Policy

The Company also respectfully advises the Commission that the combined financial statements contained in the Draft Registration Statement were prepared using ASC 605 for revenue recognition, and the Company intends to adopt ASU 2014-09 “Revenue from Contracts with Customers (Topic 606)” from January 1, 2018 with a full retrospective approach. The Company is in the process of preparing the consolidated financial statements for 2016 and 2017 as well as for the six months ended June 30, 2018 under ASC 606 which the Company intends to submit in subsequent registration statements. The adoption of ASC 606 is expected to have a material impact on the combined financial statements. Please refer to page F-24 of the Registration Statement for more details.

Draft Registration Statement

Securities and Exchange Commission

July 27, 2018

Auditor Independence

The Company wishes to also advise the Commission that, its independent registered public accounting firm Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) has consulted on certain independence matter that arose with respect to SEC requirements with the Office of the Chief Accountant. Disclosure on this independence matter has been included in page 191 of the Registration Statement based on the discussion. The Company further informs the Commission that the “Tandy” letters requested of the Company and Deloitte in connection with the discussions held with the Office of the Chief Accountant have been duly submitted to the attention of Michael Husich, Professional Practice Group, Office of the Chief Accountant on July 27, 2018.

*              *              *

Draft Registration Statement

Securities and Exchange Commission

July 27, 2018

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4891 or via e-mail at will.cai@skadden.com, or Kevin Lin, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2196  or via email at kelin@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:                                Jun Xu, Chief Executive Officer, 360 Finance, Inc.

Jiang Wu, Chief Financial Officer, 360 Finance, Inc.

Kevin Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP